N E W S R E L E A S E

March 13, 2015

Nevsun Provides an Update on Bisha Operations

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) reports that the processing plant at the Bisha Mine has been temporarily shut down due to a mechanical issue with the ball mill.  The Company believes this temporary shutdown will not negatively impact its 2015 annual production guidance but may take approximately two weeks to resolve.  During this temporary shutdown, the mine plans to catch up on waste mining and accelerate other preventative maintenance that was scheduled for later in 2015.

Operating Update

Mining rates have continued to improve year-to-date in 2015 with both waste and ore mining ahead of schedule.  Copper production was also ahead of plan until this temporary shutdown.  Through the end of February 2015, the mill has processed over 365,000 tonnes of ore with copper feed grades at 4.6 percent, giving us confidence that our annual guidance will not be impacted.  Concentrate trucking and shipping logistics also continue to perform with capacity to export stockpiled copper concentrate, precious metal concentrate and pyrite sand material in 2015.

The Zinc Expansion project remains on track.  Civil work is nearing completion for most areas and steel work erection has commenced.  Major equipment and long-lead time items have been ordered.  Commissioning remains on-track for the mid-2016.

While conducting a planned routine ball mill inspection, it was decided to accelerate gearbox maintenance for the mill, initially scheduled for April, upon observing a cracked output shaft bearing.  The spare output shaft bearings were already onsite as critical spares however key tools and ancillary equipment are currently being expedited to site to complete the work already commenced with supplier Thyssen Polysius over the coming week.  Despite the estimated two week unplanned shutdown for this repair, this will save some time for the planned ball mill reline scheduled in Q2 2015.  During this temporary shutdown, the mine plans to catch up on waste mining and accelerate other preventative maintenance that was scheduled for later in 2015.

The Company will provide an update on when the plant is back online.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or other repairs to the plant or inadequate fuel quality required to effectively operate power generators for the plant or otherwise, (x) the Company experiences shipping delays for equipment or replacement parts that are required to complete repairs at the copper plant that could impact mining operations; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com